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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

             -------------------------------------------------------
                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No.       )*
                                            -----

                                  CARDIMA, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    14147m106
             -------------------------------------------------------
                                 (CUSIP Number)


                                December 15, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

                Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [x] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------                                            -----------------
CUSIP No. 14147M106
-------------------                                            -----------------

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1         NAMES OF REPORTING PERSONS
          RICHTIME MANAGEMENT LIMITED
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          N/A

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION
          BRITISH VIRGIN ISLANDS

--------------------------------------------------------------------------------

NUMBER OF                 5     SOLE VOTING POWER                  None
SHARES                    ------------------------------------------------------
BENEFICIALLY              6     SHARED VOTING POWER           3,825,693
OWNED BY EACH             ------------------------------------------------------
REPORTING                 7     SOLE DISPOSITIVE POWER             None
PERSON WITH               ------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER      3,825,693

--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,825,693

--------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

--------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.9%

--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*
          CO

--------------------------------------------------------------------------------
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-------------------
CUSIP No. 14147M106
-------------------

--------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          E-NEW MEDIA INVESTMENTS LIMITED
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          N/A

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION
          CAYMAN ISLANDS

--------------------------------------------------------------------------------

NUMBER OF                 5     SOLE VOTING POWER                   None
SHARES                    ------------------------------------------------------
BENEFICIALLY              6     SHARED VOTING POWER            3,825,693
OWNED BY EACH             ------------------------------------------------------
REPORTING                 7     SOLE DISPOSITIVE POWER              None
PERSON WITH               ------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER       3,825,693

--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,825,693

--------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

--------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.9%

--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*
          CO

--------------------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 14147M106
-------------------                                            -----------------

--------------------------------------------------------------------------------

1         NAMES OF REPORTING PERSONS
          E-NEW MEDIA COMPANY LIMITED
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          N/A

--------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------

3         SEC USE ONLY

--------------------------------------------------------------------------------

4         CITIZENSHIP OR PLACE OF ORGANIZATION
          HONG KONG

--------------------------------------------------------------------------------

NUMBER OF                 5     SOLE VOTING POWER                  None
SHARES                    ------------------------------------------------------
BENEFICIALLY              6     SHARED VOTING POWER           3,825,693
OWNED BY EACH             ------------------------------------------------------
REPORTING                 7     SOLE DISPOSITIVE POWER             None
PERSON WITH               ------------------------------------------------------
                          8     SHARED DISPOSITIVE POWER      3,825,693

--------------------------------------------------------------------------------

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,825,693

--------------------------------------------------------------------------------

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

--------------------------------------------------------------------------------

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          9.9%

--------------------------------------------------------------------------------

12        TYPE OF REPORTING PERSON*
          CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a). NAME OF ISSUER:

     Cardima, Inc. (the "Issuer")


ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     The principal executive offices of the Issuer are located at 47266 Benica Street, Fremont, CA 94538-7330.


ITEM 2(a). NAME OF PERSONS FILING:

     Richtime Management Limited, e-New Media Investments Limited and e-New Media Company Limited. E-new Media Company Limited is the sole shareholder of e-New Media Investments Limited, which is the sole shareholder of Richtime Management Limited.


ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The address of the principal business offices for each of Richtime Management Limited, e-New Media Investments Limited and e-New Media Company Limited is Suite 1502, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.


ITEM 2(c). CITIZENSHIP:

     Richtime Management Limited is a corporation organized under the laws of the British Virgin Islands. E-New Media Investments Limited is a corporation organized under the laws of the Cayman Islands. E-New Media Company Limited is a corporation organized under the laws of the Hong Kong Special Administrative Region, the People's Republic of China.


ITEM 2(d). TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $0.001 per share.


ITEM 2(e). CUSIP NUMBER:

     14147M106


ITEM 3. IF THIS STATEMENT IF FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [ ] Broker or Dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act")

     (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940.

     (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement.

     Not applicable.


ITEM 4. OWNERSHIP:

(a) Amount beneficially owned. Each of Richtime Management Limited, e-New Media Investments Limited and e-New Media Company Limited (each a "Reporting Person" and together the "Reporting Persons") may be deemed to beneficially own 3,825,693 shares of Common Stock as of the date of this filing.

     As of the date of this filing, Richtime Management Limited is the record owner of 3,644,534 shares of Common Stock (the "Record Shares"). In addition, Richtime Management Limited holds a warrant (the "Warrant") to purchase an additional 181,159 shares of Issuer's Common Stock (the "Warrant Shares"). Pursuant to the terms of the Warrant, Richtime cannot exercise the Warrant until February 13, 2001 and was therefore not the deemed beneficial owner of the Warrant Shares until sixty days before February 13, 2001, or December 15, 2001. The Warrant Shares have now therefore been included in the calculation of beneficial ownership.

     By virtue of the relationships between the Reporting Persons, each Reporting Person may be deemed to beneficially own the Record Shares and the Warrant Shares.

(b) Percent of Class.

Entity                                      Percent of Common Stock
------                                      -----------------------
Richtime Management Limited                          9.9%

e-New Media Investments Limited                      9.9%

e-New Media Company Limited                          9.9%

     The foregoing percentages are calculated based on an aggregate total of 38,823,441 shares of Common Stock outstanding consisting of (i) 37,548,210 shares of Common Stock outstanding as of November 12, 2001 reported to be outstanding in Issuer's most recent quarterly report on Form 10-Q for the quarter ended September 30, 2001, (ii) 1,094,072 shares of Common Stock issued to Richtime Management Limited pursuant to a warrant exercised on November 22, 2001, and (iii) 181,159 shares of Issuer's Common Stock represented by the Warrant Shares.

(c) Number of shares which such person has:

     (i)  Sole power to vote or to direct the vote:
          0 shares for each Reporting Person.

     (ii) Shared power to vote or direct the vote:
          Richtime Management Limited        3,825,693 shares
          e-New Media Investments Limited    3,825,693 shares
          e-New Media Company Limited        3,825,693 shares

     (iii)Sole power to dispose or direct the dispositions of:
          0 shares for each Reporting Person.

     (iv) Shared power to dispose or direct the dispositions of:
          Richtime Management Limited        3,825,693 shares
          e-New Media Investments Limited    3,825,693 shares
          e-New Media Company Limited        3,825,693 shares

     Each of e-New Media Company Limited and e-New Media Investments Limited hereby expressly disclaim beneficial ownership of any shares of Common Stock of Issuer.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     Not applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY ON BY THE PARENT HOLDING COMPANY.

     Not Applicable


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not Applicable. The Reporting Persons expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(ii)(H).


ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not Applicable.


ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and accurate.

Dated: December 19, 2001


                                          RICHTIME MANAGEMENT LIMITED


                                          By:      /s/  Derek Wai Choi Leung
                                               ---------------------------------
                                          Name:    Derek Wai Choi Leung
                                          Title:   Executive Director


                                          E-NEW MEDIA INVESTMENTS LIMITED

                                          By:      /s/  Derek Wai Choi Leung
                                               ---------------------------------
                                          Name:    Derek Wai Choi Leung
                                          Title:   Director


                                          E-NEW MEDIA COMPANY LIMITED

                                          By:      /s/  Derek Wai Choi Leung
                                               ---------------------------------
                                          Name:    Derek Wai Choi Leung
                                          Title:   Director